UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Indevus Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

BTB Purchaser Inc.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$623,808,095	$24,515.66

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $4.50 net per share in cash and up to $3.00 per share in contingent cash consideration payments and (y) 78,187,842 shares of common stock, par value $0.001 per share (“Shares”) of Indevus Pharmaceuticals, Inc. (“Indevus”) outstanding as of December 31, 2008, as represented by Indevus in the Merger Agreement (as defined herein) and (ii) the product of (x) 13,404,760 outstanding and unexercised options to acquire Shares as of September 30, 2008, as represented by Indevus in the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed by Indevus with the Securities and Exchange Commission on December 11, 2008 and (y) the difference between (A) the offer price of $4.50 net per Share and up to $3.00 per share in contingent cash consideration payments and (B) $4.71, which represents the weighted average exercise price of the outstanding and unexercised options as of September 30, 2008, as represented by Indevus in the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed by Indevus with the Securities and Exchange Commission on December 11, 2008.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007 by multiplying the transaction value by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by BTB Purchaser Inc., a Delaware corporation (“Purchaser”) a direct, wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”), to purchase all outstanding shares of common stock, $0.001 par value per (“Shares”), of Indevus Pharmaceuticals, Inc., a Delaware corporation (“Indevus”), at a price of $4.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Endo. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of January 5, 2009 (as amended on January 7, 2009 and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among Indevus, Endo and Purchaser, a copy of which agreement is attached as Exhibit (d)(1) hereto and a copy of which amendment is attached as Exhibit (d)(4) is each incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Indevus Pharmaceuticals, Inc., a Delaware corporation. Its principal executive office is located at 33 Hayden Avenue, Lexington, Massachusetts 02421-7971 and its telephone number is (781) 861-8444.

(b) This Schedule TO relates to Indevus’ shares. According to Indevus, as of December 31, 2008, there were approximately 78,187,842 Shares issued and outstanding, as represented by Indevus in the Merger Agreement.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) BTB Purchaser Inc., a direct, wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a company incorporated under the laws of the State of Delaware and (ii) Endo Pharmaceuticals Holdings Inc., a company incorporated under the laws of Delaware. Each of Purchaser’s and Endo’s principal executive office is located at c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317, and the telephone number of each is (610) 558-9800. The information regarding Purchaser and Endo set forth in Section 9 (“Certain Information Concerning Purchaser and Endo”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 2 (“Acceptance for Payment and Payment for Shares”) and Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 5 (“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(b) The information set forth in Section 8 (“Certain Information Concerning Indevus”), Section 9 (“Certain Information Concerning Purchaser and Endo”), Section 10 (“Background of the Offer; Contacts with Indevus”) and Section 11 (“Purpose of the Offer and Plans for Indevus; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) and Section 11 (“Purpose of the Offer and Plans for Indevus; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(c)(2-3) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Not applicable.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 16 (“Fees and Expenses”) and Section 10 (“Background of the Offer; Contacts with Indevus”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the offer is not subject to any financing condition; and

(c)	the offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Not applicable.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) Not applicable.

(a)(5) Not applicable.

(b) Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated January 7, 2009

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Press Release of Endo, dated January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(a)(1)(H)	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal

(a)(1)(I)	Form of NEBIDO® Contingent Cash Consideration Agreement

(a)(1)(J)	Form of Octreotide Contingent Cash Consideration Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Presentation at Town Hall Meeting, dated January 5, 2009 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(B)	Section 262 of the General Corporation Law of the State of Delaware

(a)(5)(C)	Stent Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(D)	Octreotide Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(E)	Transcript of voicemail sent by David P. Holveck to the employees of Endo dated January 5, 2009 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(F)	Script for conference call with Blaine T. Davis, David P. Holveck and Dr. Glenn L. Cooper, dated January 5, 2009 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(G)	Website Announcement, dated January 5, 2009 (incorporated by reference to Exhibit 99.9 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of January 5, 2009, by and among Indevus, Endo and Purchaser

(d)(2)	Form of Stockholder Tender Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(d)(3)	Confidentiality Agreement, dated as of September 30, 2008, by and between Endo and Indevus

(d)(4)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2009, by and among Indevus, Endo and Purchaser

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Pharmaceuticals Holdings Inc.

By:	/s/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

BTB Purchaser Inc.

By:	/s/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: January 7, 2009

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 7, 2009

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Press Release of Endo, dated January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(a)(1)(H)	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal

(a)(1)(I)	Form of NEBIDO® Contingent Cash Consideration Agreement

(a)(1)(J)	Form of Octreotide Contingent Cash Consideration Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Presentation at Town Hall Meeting, dated January 5, 2009 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(B)	Section 262 of the DGCL

(a)(5)(C)	Stent Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(D)	Octreotide Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(E)	Transcript of voicemail sent by David P. Holveck to the employees of Endo, dated January 5, 2009 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(F)	Script for conference call with Blaine T. Davis, David P. Holveck and Dr. Glenn L. Cooper, dated January 5, 2009 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(G)	Website Announcement, dated January 5, 2009 (incorporated by reference to Exhibit 99.9 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of January 5, 2009, by and among Indevus, Endo and Purchaser

(d)(2)	Form of Stockholder Tender Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(d)(3)	Confidentiality Agreement, dated as of September 30, 2008, by and between Endo and Indevus

(d)(4)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2009, by and among Indevus, Endo and Purchaser

(g)	Not applicable

(h)	Not applicable